UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.)*
Grand Toys International Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
386490106
(CUSIP Number)
Paul J. Pollock, Esq. Katten Muchin Zavis Rosenman 575 Madison Avenue New York, NY 10022 (212) 940-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 16, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 386490106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Mars SSN: Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5 )
	8	SHARED VOTING POWER 399,686 shares
	9	SOLE DISPOSITIVE POWER 399,686 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,686 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.57%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)    The Reporting Person (as defined below) is filing this Schedule 13D in a joint filing with the other Reporting Persons named in this Schedule pursuant to Rule 13d-1(k)(1).  The Reporting Person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement described in Item 6 of this Schedule.

CUSIP No. 386490106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 136012 Canada Inc. SSN: Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 267,186 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 267,186 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,186 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)    The Reporting Person (as defined below) is filing this Schedule 13D in a joint filing with the other Reporting Persons named in this Schedule pursuant to Rule 13d-1(k)(1).  The Reporting Person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement described in Item 6 of this Schedule.

CUSIP No. 386490106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 2884330 Canada Inc. SSN: Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .64%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)    The Reporting Person (as defined below) is filing this Schedule 13D in a joint filing with the other Reporting Persons named in this Schedule pursuant to Rule 13d-1(k)(1).  The Reporting Person is also disclaiming membership in the group formed pursuant to the Shareholders Agreement described in Item 6 of this Schedule.

 SCHEDULE 13D

ITEM 1.

Security and Issuer

This statement relates to the Ordinary Shares, nominal value HK $1.00 per share, represented by American Depositary Securities (the “Ordinary Shares”), of Grand Toys International Limited (the “Company”), a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.  The principal executive offices of the Company are located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road Tsimshatsui East, Kowloon, Hong Kong.

ITEM 2.

Identity and Background

This statement is being filed jointly by David Mars, 136012 Canada Inc., a Canadian corporation, and 2884330 Canada Inc., a Canadian corporation (each a “Reporting Person” and collectively the “Reporting Persons”).  Pursuant to Rule 13d-1(k) of the Securities Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Ordinary Shares.

David Mars is principally employed as a consultant.  Davis Mars’ residential address is 5752 Ferncroft Road, Hampstead, Quebec H3X 1C7 Canada.

136012 Canada Inc., is a corporation organized under the laws of Canada, of which David Mars is the sole shareholder, officer and director.  The principal business of 136012 Canada Inc. is to act as a holding company. 136012 Canada Inc., has its principal business address at 5752 Ferncroft Road, Hampstead, Quebec H3X 1C7 Canada.

2884330 Canada Inc., is a corporation organized under the laws of Canada, of which David Mars is the sole shareholder, officer and director.  The principal business of 2884330 Canada Inc., is to act as a holding company. 2884330 Canada Inc. has its principal business address at 5752 Ferncroft Road, Hampstead, Quebec H3X 1C7 Canada.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

David Mars is a citizen of Canada.

ITEM 3.

Source and Amount of Funds or Other Consideration.

Pursuant to the Subscription and Exchange Agreement, dated November 14, 2003, between, the Company, Grand Toys International, Inc. (“Grand US”) and Centralink Investments Limited (“Centralink”), as amended by Amendment No. 1 to the Subscription and Exchange Agreement dated March 19, 2004, Amendment No. 2 to the Subscription and Exchange Agreement dated March 31, 2004, Amendment No. 3 to the Subscription and Exchange Agreement dated May 31, 2004 and Amendment No. 4 to the Subscription and Exchange Agreement dated July 26, 2004 (as amended, the “Agreement”), upon the merger of Grand US with a subsidiary of the Company, David Mars, 136012 Canada Inc., and 2884330 Canada Inc., received one American Depositary Share, or ADS, representing one Ordinary Share, for each share of common stock of Grand US then beneficially owned by each of them.

ITEM 4.

Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares in connection with a merger in which Grand US became a subsidiary of the Company. The merger resulted in each outstanding share of common stock of Grand US being converted into one Ordinary Share of the Company.

In connection with the merger, David Mars entered into an ADR Purchase Agreement, dated August 16, 2004 (the “ADR Purchase Agreement”), with Stephen Altro, Centralink, and 2870304 Canada Inc., a Canadian corporation, pursuant to which David Mars, 136012 Canada Inc. and 2884330 Canada Inc. sold 458,778 ADSs to Centralink and Stephan Altro and 136011 Canada Inc. sold 465,409 ADSs to Centralink.  The Company, Centralink, Stephen Altro, 136011 Canada Inc. and the Reporting Persons also entered into a Shareholders Agreement, dated August 16, 2004 (the “Shareholders Agreement”).  Pursuant to the terms of the Shareholders Agreement, each party thereto agreed to vote the ADSs owned or controlled by such party to maintain the number of members on the board of directors at five, composed of (i) two directors, of whom one shall be an independent director, who shall be elected upon the nomination of Centralink, (ii) two directors, of who one shall be an independent director, who shall be elected upon the joint nomination of David Mars and Stephen Altro, provided neither David Mars nor Stephen Altro shall be so nominated,  and (iii) one director, reasonably acceptable to Centralink, David Mars and Stephen Altro, who shall be an independent director nominated by the other two independent directors.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons reserve the right to acquire additional securities of  the Company or dispose of securities of the Company, in their sole discretion, based upon market, economic and other factors as the Reporting Persons deem appropriate from time to time. Except as otherwise set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to, or would result in, any of the matters described in subsections (c) through (j) of Item 4 of Schedule 13D.

ITEM 5.

Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons are the beneficial owners of 399,686 Ordinary Shares (or approximately 2.57% of the outstanding Ordinary Shares) of the Company comprised of (i) 32,500 Ordinary Shares owned by David Mars, (ii) 267,186 Ordinary Shares owned by 136012 Canada Inc., of which David Mars is the sole stockholder and (iii) 100,000 Ordinary Shares beneficially owned by 2884330 Canada Inc., of which David Mars is the sole stockholder.

David Mars has sole power to dispose of the 399,686 Ordinary Shares.  Pursuant to the Shareholders Agreement, the Reporting Persons have shared power to vote 399,686 Ordinary Shares beneficially owned by them and shared power to vote 11,323,873 Ordinary Shares beneficially owned by the other parties to the Shareholders Agreement.

On August 16, 2004, Grand US and the Company completed a reorganization merger that resulted in each outstanding share of common stock of Grand US being converted into one Ordinary Share of the Company.  As a result, the Reporting Persons received one ADS, representing one Ordinary Share, for each share of common stock of Grand US then beneficially owned by each of them.

ITEM 6.

Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the merger, David Mars entered into an ADR Purchase Agreement, dated August 16, 2004 (the “ADR Purchase Agreement”), with Stephen Altro, Centralink, and  2870304 Canada Inc., pursuant to which David Mars, 136012 Canada Inc. and 2884330 Canada Inc. sold 458,778 ADSs to Centralink and Stephen Altro and 136011 Canada Inc. sold 465,409 ADSs to Centralink.  The Company, Centralink, Stephen Altro, 136011 Canada Inc. and the Reporting Persons also entered into the Shareholders Agreement. Pursuant to the terms of the Shareholders Agreement, each party thereto agreed to vote the ADSs owned or controlled by such party to maintain the number of members on the board of directors at five, composed of (i) two directors, of whom one shall be an independent director, who shall be elected upon the nomination of Centralink, (ii) two directors, of who one shall be an independent director, who shall be elected upon the joint nomination of David Mars and Stephen Altro, provided neither David Mars nor Stephen Altro shall be so nominated,  and (iii) one director, reasonably acceptable to Centralink, David Mars and Stephen Altro, who shall be an independent director nominated by the other two independent directors.

ITEM 7.

Material to be Filed as Exhibits

99.1  Agreement, dated August 26, 2004 among the Reporting Persons  relating to filing of a joint acquisition statement pursuant to Rule 13d-1(k)(1).

99.2  Subscription and Exchange Agreement dated November 14, 2003, as amended by Amendment No. 1 to the Subscription and Exchange Agreement dated March 19, 2004, Amendment No. 2 to the Subscription and Exchange Agreement dated March 31, 2004, Amendment No. 3 to the Subscription and Exchange Agreement dated May 31, 2004 and Amendment No. 4 to the Subscription and Exchange Agreement dated July 26, 2004 (incorporated herein by reference to Annex B contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

99.3  Amended and Restated Agreement and Plan of Merger dated May 30, 2004 (incorporated herein by reference to Annex A contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

99.4  Form of ADR Purchase Agreement (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on April 6, 2004).

99.5  Form of Shareholders Agreement, dated August 16, 2004 (incorporated herein by reference to Annex D contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 26, 2004

/s/ David Mars

                                           David Mars

136012 CANADA INC.

By:  /s/ David Mars

David Mars

President

2884330 CANADA INC.

By:  /s/ David Mars

David Mars

President

Exhibit Index

Exhibit 99.1.

Agreement, dated August 26, 2004 among the Reporting Persons relating to filing a joint acquisition statement pursuant to Rule 13d-1(f)(1).

Exhibit 99.2  Subscription and Exchange Agreement dated November 14, 2003, as amended by Amendment No. 1 to the Subscription and Exchange Agreement dated March 19, 2004, Amendment No. 2 to the Subscription and Exchange Agreement dated March 31, 2004, Amendment No. 3 to the Subscription and Exchange Agreement dated May 31, 2004 and Amendment No. 4 to the Subscription and Exchange Agreement dated July 26, 2004 (incorporated herein by reference to Annex B contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

Exhibit 99.3  Amended and Restated Agreement and Plan of Merger dated May 30, 2004 (incorporated herein by reference to Annex A contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

Exhibit 99.4  Form of ADR Purchase Agreement (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on April 6, 2004).

Exhibit 99.5  Form of Shareholders Agreement, dated August 16, 2004 (incorporated herein by reference to Annex D contained in the 424(b)(3) prospectus of the Company filed with the Securities and Exchange Commission on August 6, 2004).

EXIHIBT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D and amendments thereto pertaining to their beneficial ownership of shares of Ordinary Shares of Grand Toys International Limited.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

This agreement may be executed in counterparts and all so executed shall constitute the agreement.

Date:   August 26, 2004

By:

/s/ David Mars

                                                                                   David Mars

Date:    August 26, 2004

136012 CANADA INC.

By:  /s/ David Mars

David Mars

President

Date:     August 26, 2004

2884330 CANADA INC.

By:  /s/ David Mars

David Mars

President